UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number: 001-32846

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLDCASTLE 401K PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRH, plc

Belgard Castle, Clondalkin

Dublin 22, Ireland

The securities may be represented by American Depositary Shares evidenced by American Depositary Receipts issuable on deposit of the securities.

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1.	Report of Independent Registered Public Accounting Firm

2.	Statements of Net Assets Available for Benefits

3.	Statement of Changes in Net Assets Available for Benefits

4.	Notes to Financial Statements

5.	Supplemental Schedule

Exhibits. The following exhibit is filed as a part of this annual report:

Exhibit 23.1 Consent of Crowe Horwath LLP

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OLDCASTLE 401K PLAN

Date: June 28, 2016	/s/ Charles Brown
Charles Brown, CFO Oldcastle Materials, Inc, and Member, Benefit Plans Administrative Committee

OLDCASTLE 401(k) PLAN

Atlanta, Georgia

FINANCIAL STATEMENTS

December 31, 2015 and 2014

ANNUAL REPORT ON FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2015

Page No.

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	3
Notes to Financial Statements	4

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2015	12

Signatures	13

Exhibit:

23.1 Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Investment Committee of the Oldcastle 401(k) Plan

Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Oldcastle 401(k) Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 and for the year then ended have been subjected to audit procedures performed in conjunction with the audit of the Oldcastle 401(k) Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 28, 2016

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014

Investments, at fair value (Note 4)	$1,860,031,368	$1,870,982,751

Receivables
Notes receivable from participants	32,263,840	31,572,454
Employer profit sharing contributions	66,826,527	44,105,914
Employer matching contributions	699,040	341,221
Participant contributions	1,346,565	688,155

Total receivables	101,135,972	76,707,744

NET ASSETS AVAILABLE FOR BENEFITS	$1,961,167,340	$1,947,690,495

See accompanying notes to financial statements.	2.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2015

Additions to net assets available for benefits attributable to:
Investment income
Interest and dividends	$39,021,649
Net depreciation in fair value of investments	(35,317,538)

Total investment income	3,704,111

Investment income on notes receivable from participants	1,236,979

Contributions
Employer	113,377,780
Participants	88,089,392
Rollover	13,977,581

Total contributions	215,444,753

Total additions	220,385,843

Deductions from net assets available for benefits attributable to:
Benefits paid to participants	184,952,735
Administrative expenses	655,435

Total deductions	185,608,170

Net increase prior to transfers in and transfers out	34,777,673

Transfers out	(39,743,731)
Transfers in	18,442,903

Net increase	13,476,845

Net assets available for benefits
Beginning of year	1,947,690,495

End of year	$1,961,167,340

See accompanying notes to financial statements.	3.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Oldcastle 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan‘s provisions.

General: The Plan is a multiple – employer defined contribution Plan covering employees of Oldcastle Inc. and certain subsidiaries (collectively referred to as the “Company”) who are 18 years old or older and who have completed 90 days of eligibility service. Eligibility for Company contributions requires one year or 1,000 hours of service along with the age requirements. However, certain participating employers of the Plan have different eligibility requirements as detailed in the Plan documents. Oldcastle Inc. is the US subsidiary of CRH PLC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions: Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan and subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution Plans.

Participants hired on or after January 1, 2012 are automatically enrolled at a 2% of eligible compensation contribution rate when hired and can change or discontinue that percentage.

The Company generally matches 100% up to 4% of the base compensation that a participant contributes to the Plan. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. Certain participating employers of the Plan have different employer matching, non-elective contribution and profit sharing contribution formulas. Contributions are subject to certain limitations. Plan participants direct the investment of their contributions and the employer matching, non- elective and profit sharing contributions into the various investment options offered by the Plan.

Plan Mergers and Divestitures: During 2015, there were transfers from two defined contribution plans of acquired companies which included the addition of assets to the Plan This included; Composite Materials on June 2, 2015 and Anchor Companies on December 30, 2015. The Company also divested three companies which resulted in transfers out of assets from the Plan. This included Glen Gery, Inc. on March 16, 2015, Merchants Metals on April 1, 2015 and Surfaces Company on August 17, 2015 to other qualified plans sponsored by those companies.

Participant Accounts: Each participant’s account is credited with the participant’s own contributions and an allocation of (a) the Company’s matching contributions, (b) Plan earnings, and (c) the Company’s employer profit sharing contributions, if any, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Vesting: Participants are immediately vested in their contributions and the matching contributions plus actual earnings thereon. Vesting in the profit sharing contributions, plus earnings thereon, is generally based on a five-year graded schedule at 20% per year, though some participating employers have other vesting schedules for the profit sharing accounts, as detailed in the Plan documents. For non-elective contributions, certain participating employers of the Plan have different vesting schedules as detailed in the Plan documents.

(Continued)	4.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account in monthly, quarterly, or annual installments. For termination of service for other reasons such as in-service and hardship withdrawals, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Notes Receivable from Participants: Participants may borrow from their pretax and rollover accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their pretax and rollover account balance, whichever is less. The loans are secured by the balance in the participant’s account. The interest rate charged to the participant on a loan is updated quarterly and effective on the first business day of the next calendar quarter. The rate is based on the Reuters prime rate with specific deltas. The delta rate is one percent added to, or subtracted from, the prime rate. Principal and interest are paid through payroll deductions.

Forfeitures: Participant forfeitures of Company profit sharing contributions are used to offset Plan expenses or future Company profit sharing contributions. For the Plan year ended December 31, 2015, $950,000 of forfeited profit sharing contributions were used to offset the funding of the profit sharing contribution for the prior Plan year reflected in the financial statements.

As of December 31, 2015 and 2014, the forfeiture account balance was $671,684 and $507,094, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Adoption of New Accounting Standards: In July 2015, the Financial Accounting Standards Board (FASB) amended existing guidance related to the measurement, reporting and disclosure of fully benefit-responsive investment contracts (FBRICs), and in May and July 2015 the FASB amended various other disclosure requirements applicable to investments held by defined contribution pension plans. The new guidance requires FBRICs to be measured, presented and disclosed only at contract value, and it clarifies that a plan’s investments in stable value funds are not FBRICs and should be measured and presented only at fair value. The new guidance also eliminates or simplifies various disclosure requirements applicable to plan investments. Adoption of the new guidance resulted in removal of investments for which fair value is measured at net asset value (or its equivalent) from the fair value hierarchy, the reporting of investments within the fair value hierarchy by general type rather than by classes of investments, and other changes in investment disclosure requirements. The Plan elected early adoption of these standards, each of which requires retrospective application to all periods presented. The adoption of these standards had no material effect on the Plan’s net assets available for benefits or changes therein.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value as further described in Note 4. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(Continued)	5.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits: Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties: The Plan holds various investments. These investments are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Administrative and Investment Management Expenses: Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Company.

Fair Value of Employer and Participant Contribution Receivable: The carrying amount of the contribution receivable approximates fair value due to its short term maturity.

Reclassifications: Certain amounts from the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer profit sharing contributions and earnings thereon.

NOTE 4 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs

(Continued)	6.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

(Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 price such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual Funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Company Common Stock: The fair value of CRH public limited company common stock is determined by obtaining quoted prices from a nationally recognized exchange (Level 1 input).

Self-Directed Brokerage Accounts: The fair value of investments held in the brokerage accounts (which consist primarily of equities funds) are determined by obtaining quoted prices on nationally recognized securities exchanged (Level 1 inputs).

Collective Trusts: The fair values of participation units held in collective trusts are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices. Each collective trust held provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement. The underlying investments for the funds differ based on the investment strategy for each fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)	7.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis are summarized below.

	Fair Value Measurements At December 31, 2015, Using

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

	(Level 1)	(Level 2)	(Level 3)	Total
Investments
CRH plc common stock	$30,130,897	$—	$—	$30,130,897
Mutual Funds	679,739,825			679,739,825
Self-Directed Brokerage Accounts	11,967,436	—	—	11,967,436

Total assets in fair value hierarchy	721,838,158		—	721,838,158

Investments measured at net asset value*	—	—	—	1,138,193,210

Investments at fair value	$721,838,158	$	$—	$1,860,031,368

There were no significant transfers between Level 1 and Level 2 during 2015.

	Fair Value Measurements
	At December 31, 2014, Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

	(Level 1)	(Level 2)	(Level 3)	Total
Investments
CRH plc common stock	$25,216,925	$—	$—	$25,216,925
Mutual Funds	744,249,888	—	—	744,249,888
Self-Directed Brokerage Accounts	10,766,604	—	—	10,766,604

Total assets in fair value hierarchy	780,233,417	—	—	780,233,417

Investments measured at net asset value*	—	—	—	1,090,749,334

Investments at fair value	$780,233,417	$—	$—	$1,870,982,751

*	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(Continued)	8.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds investments in shares of mutual funds managed by Fidelity Investments, an affiliate of the Plan trustee, shares of collective trust funds issued by Pyramis Global Advisors Trust Company, an affiliate of Fidelity Investments an affiliate of the Plan trustee, and a stable value fund issued by Fidelity Management Trust Company, the Plan trustee. These transactions qualify as party-in-interest transactions.

Actual fees paid by the Plan for recordkeeping services to an affiliate of the trustee also qualify as party-in-interest transactions. Such costs are included in administrative expenses in the accompanying financial statements. Investment management fees are paid by the Plan to investment managers, which are parties in interest, and that these expenses are reflected in the financial statements as a reduction of the return on the Plan’s investments.

The Plan held notes receivable from participants, and therefore, these transactions also qualify as party-in-interest. As of December 31, 2015 and 2014, the Plan held 1,044,405 and 1,049,741 shares of common stock of CRH plc valued at $30,130,897 and $25,216,925, respectively. The Plan also received dividends of $703,990 during 2015 on this common stock. As Oldcastle Materials, Inc. is a division of CRH plc, this investment and transactions therein are considered a party-in-interest.

NOTE 6 - TAX STATUS

By letter dated January 27, 2015, the Internal Revenue Service (IRS) has determined that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. Plan management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, management believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(Continued)	9.

OLDCASTLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014, to the Form 5500:

	2015	2014

Net assets available for benefits per the financial statements	$1,961,167,340	$1,947,690,495
Deficiency of contract value over estimated fair value of investment in stable value fund	1,218,471	2,575,428
Deemed distributions	(959,336)	(973,880)
Other	0	14,530
Employer receivables not included on the 5500	(67,525,567)	(44,447,135)
Employee receivables not included on the 5500	(1,346,565)	(688,155)

Net assets per the Form 5500	$1,892,554,343	$1,904,171,283

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2015 per the financial statements to the net income reported in the 2015 Form 5500:

Increase in net assets available for benefits per the financial statements	$13,476,845
Change in deficiency of contract value over estimated fair value of investment in stable value fund	(1,356,957)
Change in deemed distributions	14,544
Change in other	(14,530)
Employer receivables for 2015 not included on the 5500	(67,525,567)
Employee receivables for 2015 not included on the 5500	(1,346,565)
Employer receivables for 2014 included on the 5500	44,447,135
Employee receivables for 2014 not included on the 5500	688,155

Net income plus Net Transfer of assets to this plan per the Form 5500	$(11,616,940)

(Continued)	10.

SUPPLEMENTAL SCHEDULE

OLDCASTLE 401(k) PLAN

SCHEDULE H, LINE 4i –SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

December 31, 2015

Name of Plan sponsor: Oldcastle, Inc.

Employer identification: 95-3298140

Three-digit Plan number: 002

		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Collateral Par or Maturity Date	Cost	Value

		Mutual Funds
	Prudential	Small Co	#	$26,350,660
	Harbor	Harbor International Institutional Fund	#	23,237,700
	Harbor	Harbor Capital App Fund Institutional	#	126,226,228
	Morgan Stanley	Mid Cap Growth Portfolio	#	30,091,236
	Vanguard	Institutional Index Fund	#	146,246,297
	Vanguard	Mid Cap Index Institutional	#	52,195,179
	Vanguard	Small Cap Index Institutional	#	38,261,328
	MFS	Value Fund	#	74,892,689
	Artisan	Mid Cap Value Fund	#	23,212,292
	Target	Small Cap Value Fund	#	15,102,305
	American Fund	EuroPac Growth R6	#	53,749,140
	Loomis Sayles	Core Plus Bond Fund	#	41,940,084
	Vanguard	Total Bond Market Fund	#	21,035,266
	Legg Mason	Global Bond Fund	#	7,005,760
*	Fidelity Management Trust Co	Fidelity Money Market Trust Retirement	#	193,661
		Money Market Portfolio

		Collective Trusts
*	Pyramis Global Advisors Trust Co	COR Lifecycle INC	#	4,120,454
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2005	#	4,143,183
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2010	#	16,758,038
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2015	#	76,758,163
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2020	#	176,137,292
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2025	#	195,727,960
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2030	#	158,335,977
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2035	#	132,916,078
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2040	#	93,453,258
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2045	#	66,180,464
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2050	#	31,160,986
*	Pyramis Global Advisors Trust Co	COR Lifecycle 2055	#	12,783,724

		Stable Value Funds
*	Fidelity Management Trust	Managed Income Portfolio II Fund	#	169,717,633

		Company Stock
*	CRH plc	Common Stock	#	30,130,897

		Other
	Various	Self Directed Brokerage Accounts	#	11,967,436

*	Plan participants	Notes Receivables interest rates at 3.25% to 11.50% with maturities ranging until November 2035	#	32,263,840

				$1,892,295,208

*	Indicates a permitted party-in-interest.
#	Cost information is not required for participant-directed investments and, therefore, has not been included in this schedule.

12

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm